# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: York Space Systems Inc., CIK 0002086587
CUSIP: 987084100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6060 S Willow Drive, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002100113

## Reporting persons
- Dirk Wallinger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,168,593; sole dispositive power 11,168,593; shared dispositive power 0; aggregate amount beneficially owned 11,168,593 (8.6% of the class)
  Comment: *Calculated based on 129,694,458 shares of common stock, par value $0.0001 per share (the "Common Stock"), of York Space Systems Inc. (the "issuer") outstanding as reported on the issuer's Quarterly Report on Form 10-Q, filed on May 15, 2026.

## Item 1. Issuer
Name of issuer: York Space Systems Inc.
Address of issuer's principal executive offices: 6060 S Willow Drive, Greenwood Village, CO 80111

## Item 2. Person Filing
Name of person filing: Dirk Wallinger
Address of principal business office or, if none, residence: 6060 S Willow Drive, Greenwood Village, CO 80111
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The reported amounts do not include shares of Common Stock beneficially owned by affiliates of AE Industrial Partners, LP ("AE Industrial Partners"). Pursuant to the Director Nomination Agreement, dated as of January 28, 2026, by and among the issuer and the stockholders party thereto, the reporting person may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b) and beneficially own securities beneficially owned by the affiliates of AE Industrial Partners. The filing of this Statement shall not be deemed an admission of membership in any such "group" or of beneficial ownership of the securities beneficially owned by the affiliates of AE Industrial Partners, for purposes of Section 13(d) or 13(g) or for any other purpose. The responses to Items 5 through 9 of the cover page to this Statement do not reflect any securities beneficially owned by affiliates of AE Industrial Partners.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dirk Wallinger: /s/ Dirk Wallinger, Dirk Wallinger (05/15/2026)